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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



NOV 2 8 2014

SEC FILE NUMBER

8- *66015*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___*10/01/13*___ AND ENDING ___*09/30/14*___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *ESSEx FINANCIAL SERVICES, INc.*

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 WESTBROOK RD
                                      (No. and Street)

ESSEx   *CT*   *06426*
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITTLESEY : HADLEY P.C.
                        (Name – if individual, state last, first, middle name)

280 TRUMBULL ST. 24th FLooR   *HARTFORD*   *CT*   *06103-3509*
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _William J. Terribile_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Essex Financial Services, Inc_ , as of _September 30_ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Fin Op
Title

Melissa J Lieberman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Included in letter from CPA to Mr. Terribile stating no material inadequacies existed

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the period from June 1, 2014 through September 30, 2014. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Scope

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Review Results

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Hartford, Connecticut
November 24, 2014

Offices in Hartford, Connecticut & Holyoke, Massachusetts



ESSEX FINANCIAL SERVICES
MEMBER FINRA, SIPC
176 WESTBROOK ROAD
P.O. BOX 999
ESSEX, CT 06426-0999

TELEPHONE
860-767-4300
800-900-5972

FAX 860-767-4310
WWW.ESSEXFINANCIALSERVICES.COM

Management Assertion Regarding Exemption Provisions
Under Rule 15c3-3 of the Securities and Exchange Commission

Essex Financial Services, Inc. (the "Company") is a fully disclosed introducing broker-dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company is exempt under SEC Rule 15c3-3(k)(2)(ii);

- The Company has procedures and controls in place to monitor compliance with the exemption cited above;

- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from June 1, 2014 through September 30, 2014.

Essex Financial Services, Inc.

By:

Michael O'Rourke
Chief Compliance Officer

11/24/14

Date

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended __September 30__, 20 _14_

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8-066015      FINRA      SEP      9/22/2003
ESSEX FINANCIAL SERVICES INC
PO BOX 999
ESSEX, CT  06426-0999
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) .... $ __43,313__

   B. Less payment made with SIPC-6 filed (exclude interest) .... (__20,809__)

   __5/23/14__
   Date Paid

   C. Less prior overpayment applied .... (__0__)

   D. Assessment balance due or (overpayment) .... __22,504__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .... __0__

   F. Total assessment balance and interest due (or overpayment carried forward) ...... $ __22,504__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) .... $ __22,504__

   H. Overpayment carried forward .... $(__0__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Essex Financial Services, Inc.__
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __25th__ day of __November__, 20 _14_ .

__Chief Compliance Officer__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Oct. 1, 2013
and ending Sept. 30 20 14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,710,487

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
      predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts.   _____

  (3) Net loss from principal transactions in commodities in trading accounts.   _____

  (4) Interest and dividend expense deducted in determining item 2a.   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
      profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

        Total additions   0

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit
      investment trust, from the sale of variable annuities, from the business of insurance, from investment
      advisory services rendered to registered investment companies or insurance company separate
      accounts, and from transactions in security futures products.   _____

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
      securities transactions.   385,443

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts.   _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
      (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
      from issuance date.   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
      related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

      _____

      (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities
           accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)   _____

      Total deductions   385,443

2d. SIPC Net Operating Revenues $ 17,325,044

2e. General Assessment @ .0025 $ 43,313
                                                                                               (to page 1, line 2.A.)

2

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

November 24, 2014

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2014, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2014.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2014 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder, CPA
Partner
Whittlesey & Hadley, P.C.

EssexFinancialServices

Financial Statements

for Regulatory Filing

September 30, 2014



WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants

EssexFinancialServices

Financial Statements

for Regulatory Filing

September 30, 2014

EssexFinancialServices

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com



Report of Independent Registered Public Accounting Firm

To The Board of Directors of
  Essex Financial Services, Inc. and
  Essex Savings Bank
Essex, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2014 and 2013 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Essex Financial Services, Inc. as of September 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identified supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 24, 2014

Offices in Hartford, Connecticut & Holyoke, Massachusetts

1

EssexFinancialServices

Statements of Financial Condition

September 30, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 2,216,399	$ 2,164,777
Marketable securities, at fair value	19,896	19,195
Receivables from brokers or dealers	71,406	90,848
Other income receivable	283,470	407,638
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $652,318 and $647,920 at September 30, 2014 and 2013, respectively	354,284	373,280
Other assets	762,335	761,685
Total assets	$ 3,707,790	$ 3,817,423
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 1,175,842	$ 913,540
Deferred revenue	956,803	929,922
Other liabilities	154,968	296,302
Total liabilities	2,287,613	2,139,764
Stockholders' equity		
Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Paid-in capital	250,000	-
Retained earnings	668,177	1,175,659
Total stockholders' equity	1,420,177	1,677,659
Total liabilities and stockholders' equity	$ 3,707,790	$ 3,817,423

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Income

For the years ended September 30, 2014 and 2013

	2014	2013
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 236,341	$ 429,445
Commissions from other securities	18,308	85,425
Revenue from sales of investment company shares	405,281	911,562
Fees for account supervision, investment advisory and administrative services	15,749,731	16,601,620
Other income	1,300,827	657,191
Total commission and other income	17,710,488	18,685,243
Expenses		
Salaries and employment costs for stockholder officer	-	852,848
Other employee compensation and benefits	12,444,688	11,185,041
Regulatory fees and expenses	121,289	148,519
Other expenses	5,860,172	5,129,079
Total expenses	18,426,149	17,315,487
Income (Loss) before provision for federal income tax expense (benefit)	(715,661)	1,369,756
Provision for federal income tax expense (benefit)	(208,179)	450,484
Net Income (Loss)	$ (507,482)	$ 919,272

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2014 and 2013

	Common stock	Paid-in capital	Retained earnings	Total stockholders' equity
Balance as of September 30, 2012	$ 502,000	$ -	$ 715,350	$1,217,350
Net income	-	-	919,272	919,272
Dividends paid	-	-	(458,963)	(458,963)
Balance as of September 30, 2013	502,000	-	1,175,659	1,677,659
Net income	-	-	(507,482)	(507,482)
Contributed capital	-	250,000	-	250,000
Dividends paid	-	-	-	-
Balance as of September 30, 2014	$ 502,000	$ 250,000	$ 668,177	$1,420,177

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Cash Flows

For the years ended September 30, 2014 and 2013

	2014	2013
Cash flows from operating activities		
Net (loss) income	$ (507,482)	$ 919,272
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:		
Depreciation and amortization expense	86,016	65,983
Change in deferred income taxes	(98,600)	(9,200)
Net change in:		
Fair value of marketable securities	(701)	424
Receivables from brokers or dealers	19,442	(30,443)
Other income receivable	124,168	25,318
Other assets	38,250	(215,941)
Accrued expenses	262,302	(45,629)
Deferred revenue	26,881	37,562
Other liabilities	(81,634)	183,985
Net cash (used) provided by operating activities	(131,358)	931,331
Cash flows from investing activities		
Redemption of marketable securities, net	-	21,504
Purchase of furniture, equipment and leasehold improvements	(67,020)	(160,868)
Net cash used by investing activities	(67,020)	(139,364)
Cash flows from financing activities		
Contributed capital	250,000	-
Dividends paid	-	(458,963)
Net cash provided (used) by financing activities	250,000	(458,963)
Increase in cash and cash equivalents	51,622	333,004
Cash and cash equivalents at beginning of period	2,164,777	1,831,773
Cash and cash equivalents at end of period	$ 2,216,399	$ 2,164,777
Supplemental disclosures		
<u>Cash (refunded) paid during the year for:</u>		
Interest expense	$ -	$ -
Income taxes	(247,000)	665,811

The accompanying notes are an integral part of the financial statements.

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (SEC) and the Financial and Operational Combined Uniform Single (FOCUS) Report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 24, 2014, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2014 is approximately $116,400 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Marketable Securities

The Company's marketable securities are classified as trading securities and are stated at fair value, with unrealized gains and losses included in earnings. Fair value is determined by applying the valuation framework specified by GAAP. Gains and losses on sales of securities are recognized at the trade date on a specific identification basis

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2014 and 2013 of $86,016 and $65,983 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $15,560 and $28,552 for the year ended September 30, 2014 and 2013, respectively.

4. Financial Instruments

Cash and cash equivalents and marketable securities classified as trading securities are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

5. Marketable Securities

Securities owned consisted of the following as of September 30, 2014 and 2013:

	2014	2013
Marketable securities at fair value:		
Mutual funds	$ 19,896	$ 19,195

6. Fair Value Measurements

The Company records certain financial instruments at fair value in accordance with GAAP, which defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

EssexFinancialServices

7

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company's only financial instrument measured at fair value is marketable securities. The fair value of these securities was determined using quoted prices in an active market, and is classified within Level 1 of the valuation hierarchy.

The following table details the financial instruments measured at fair value on a recurring basis as and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value at September 30, 2014 and 2013:

	Marketable Securities	
	2014	2013
Level 1 - Quoted prices in active markets for identical assets	$ 19,896	$ 19,195
Level 2 - Significant observable inputs	-	-
Level 3 - Significant unobservable inputs	-	-

The Company had no financial instruments measured at fair value on a nonrecurring basis on September 30, 2014 and 2013.

7. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company's regulatory net capital was $198,476, which exceeded required net capital by $45,968. Aggregate indebtedness was $2,287,613, resulting in a ratio of aggregate indebtedness to net capital of approximately 11.5 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

8. Operating Leases

The Company leases a motor vehicle and office equipment under operating leases. At September 30, 2014, the future minimum lease payments under these leases were as follows:

		Amount
Year ending September 30,	2015	$ 47,709
	2016	30,422
	2017	22,833
	2018	20,613
	2019	10,341
Total minimum lease payments		$ 131,918

9. Rent

The Company entered into a ten year lease agreement in 1998 to rent its primary office space from Rafal Family Limited Liability Company, a related party. On June 1, 2013, the Company exercised its second five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has one remaining renewal option with a term of five years.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company pays an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods. During the year ended September 30, 2013, the Company exercised its first five year renewal option.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The initial term of the lease is five years, with a renewal option for one additional five year period.

At September 30, 2014, future minimum rental payments called for under the leases were as follows:

		Amount
Year ending September 30,	2015	$ 326,321
	2016	326,321
	2017	326,321
	2018	296,874
	2019	237,981
Total minimum rental payments		$ 1,513,818

Rent expense for the year ended September 30, 2014 and 2013 was $368,222 and $364,295, respectively.

10. Income Taxes

The provision for income tax expense (benefit) for the years ended September 30, 2014 and 2013 consisted of the following components:

	Current	Deferred	Total
September 30, 2014			
Federal income tax (benefit)	$ (177,879)	$ (30,300)	$ (208,179)
State income tax expense (benefit)	8,508	(68,300)	(59,792)
Provision for income tax (benefit)	$ (169,371)	$ (98,600)	$ (267,971)
September 30, 2013			
Federal income tax expense (benefit)	$ 457,184	$ (6,700)	$ 450,484
State income tax expense (benefit)	97,241	(2,500)	94,741
Provision for income tax expense (benefit)	$ 554,425	$ (9,200)	$ 545,225

The Company's deferred tax asset (liability) at September 30, 2014 and 2013 was as follows:

	2014	2013
Contribution carryforwards	$ 52,600	$ -
State net operating losses and credits	37,700	-
Depreciation expense	(51,100)	(59,700)
Other items, net	(300)	-
Deferred tax asset (liability)	$ 38,900	$ (59,700)

Management regularly analyzes their tax positions and at September 30, 2014, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of September 30, 2014, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2010 through 2013.

11. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2014 and 2013 were $215,196 and $222,006, respectively.

12. Concentrations of Credit Risk

The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2014, uninsured cash balances approximated $1 million. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2014, the money funds balances were approximately $71,406, and were fully insured up to $250,000.

13. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2014 and 2013.

**Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission**

		September 30, 2014
Computation of Net Capital:		
Total stockholders' equity		$ 1,420,177
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 354,284	
Commissions receivable - 12B-1 fees	103,750	
Other assets	762,573	
Total non-allowable assets		1,220,607
Net capital before haircuts on securities positions		199,570
Haircuts on securities - other securities		(1,094)
Net capital		$ 198,476
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 2,287,613
Total aggregate indebtedness		$ 2,287,613
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 152,508
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 152,508
Excess net capital		$ 45,968
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ (30,285)
Ratio of aggregated indebtedness to net capital		11.53
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2014:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 287,718
Closing adjustments, identified after initial filing	$ (89,242)	
Audit adjustments	-	
		(89,242)
Net capital		$ 198,476

WHITTLESEY & HADLEY, P.C.
280 Trumbull Street
24th Floor
Hartford, CT 06103-3509
860.522.3111

14 Bobala Road
Holyoke, MA 01040
413.536.3970